CREAM MINERALS LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended September 30, 2006 and 2005

(The Company’s independent auditor has not performed a review of these financial statements)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

 Interim Consolidated Balance Sheets

	September 30,	March 31,
	2006	2006

Assets

Current assets
Cash and cash equivalents	$ 561,472	$ 398,815
Taxes recoverable	23,882	13,636
Due from related parties (Note 5)	45,715	16,866
Accounts receivable and prepaid expenses	101	3,049
	631,170	432,366

Mineral property interests (Notes 2 and 7)	2,364,490	1,323,978
Equipment	190,424	40,023
Investments (Note 3)	31,706	31,706
Reclamation and other deposits	19,503	32,883

	$ 3,237,293	$ 1,860,956

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 28,041	$ 15,670
Accounts payable, related parties (Note 5)	31,950	450,838
	59,991	466,508
Shareholders’ equity
Share capital (Note 4)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 38,765,343 - (March 31, 2006 – 34,766,276) common shares	20,519,498	18,530,383
Contributed surplus (Note 4)	944,595	795,881
Deficit	(18,286,791)	(17,931,816)
	3,177,302	1,394,448
	$ 3,237,293	$ 1,860,956

Going concern and nature of operations (Note 1)

Subsequent event (Note 6)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin Merrifield”

“Frank A. Lang”

Robin Merrifield

Frank A. Lang

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005

Expenses
Amortization	$ 371	$ 3,756	$ 743	$ 10,073
Foreign exchange	62	4,540	1,421	2,418
Legal, accounting and audit	14,124	12,242	16,974	12,242
Management fees	19,000	7,500	40,000	15,000
Office and administration	28,649	30,952	49,310	71,085
Property investigations	12,132	--	12,132	--
Salaries and benefits	29,891	27,865	46,017	61,104
Shareholder communications	53,070	47,884	146,193	106,883
Stock-based compensation	18,045	107,668	47,322	137,319
Travel and conferences	900	--	2,859	40,375
Write-down of mineral property interests	--	59,653	--	172,697
Recovery of value added taxes	--	(69,841)	--	(69,841)
Interest and other income	(614)	(49)	(7,996)	(238)
	175,630	232,170	354,975	559,117

Loss for the period	175,630	232,170	354,975	559,117

Deficit, beginning of period	18,111,161	17,367,499	17,931,816	17,040,552

Deficit, end of period	$ 18,286,791	$ 17,599,669	$ 18,286,791	$ 17,599,669

Loss per share, basic and diluted	$ 0.00	$ 0.01	$ 0.01	$ 0.02

Weighted average number of common shares outstanding – basic and diluted	36,234,278	31,974,111	38,646,684	31,690,599
Number of common shares outstanding at end of period	38,765,343	32,326,276	38,765,343	32,326,276

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005

Cash provided by (used for):

Operations
Loss for the period	$ (175,630)	$ (232,170)	$ (354,975)	$ (559,117)
Items not involving cash
Amortization	371	3,756	743	10,073
Stock-based compensation	18,045	107,668	47,322	137,319
Write-down of mineral property interests	--	59,653	--	172,697
Changes in non-cash working capital
Accounts receivable and prepaids	60,117	(8,408)	2,948	(5,739)
Taxes recoverable	(6,442)	8,814	(10,246)	(6,257)
Accounts payable and accrued liabilities	(3,872)	5,864	2,331	3,518
	(107,411)	(54,823)	(311,877)	(247,506)

Investing activities
Mineral property interests
(Acquisition costs) recovery	(16,789)	4,473	(52,047)	7,571
Exploration and development costs	(308,937)	(166,063)	(1,259,244)	(261,443)
Equipment purchases	(98,056)	(53)	(151,144)	(7,411)
	(423,782)	(161,643)	(1,462,435)	(261,283)

Financing activities
Common shares issued for cash	44,431	48,660	1,926,340	317,109
Due to / from related parties	13,029	238,021	10,629	178,585
	57,460	286,681	1,936,969	495,694

Increase (decrease) in cash and cash equivalents during the period	(473,733)	70,215	162,657	(13,095)

Cash and cash equivalents, beginning of period	1,035,205	9,774	398,815	93,084

Cash and cash equivalents, end of period	$ 561,472	$ 79,989	$ 561,472	$ 79,989

Supplemental information
Adjustment to contributed surplus for stock option exercises	$ 62,571	$ --	$ 73,753	$ --
Shares issued for mineral property interests	$ 8,667	$ 2,667	$ 164,167	$ 37,167
Stock-based compensation included in mineral property interests	$ --	$ 4,473	$ --	$ 6,678

See accompanying notes to interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

1.

Going concern and nature of operations:

The accompanying financial statements for the interim periods ended September 30, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2006.

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has working capital at September 30, 2006, of $571,179.

Without additional external funding to meet existing obligations and to finance all planned exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests:

(a)

Stephens Lake Property, Manitoba

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in Mineral Exploration Licence Numbers 64, 65 and 66 totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares (“the Stephens Lake property”).

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton").  Under the terms of the agreement, the Companies granted to BHP Billiton two options to acquire up to a 70.0% undivided interest in the Stephens Lake property.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

2.

Mineral property interests (continued):

(a)

Stephens Lake Property, Manitoba

In April 2006, the Companies received the Stephens Lake property back from BHP Billiton.  This includes the Trout Claim Group described below.

In July 2004, the Company jointly agreed with Sultan and ValGold to option two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001) common shares of the Company issued to date)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.

(b)

Casierra Diamond Licenses, Sierra Leone

The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (See Note 5 (c)) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

The Company has earned an undivided 51% interest in the licences by issuing a total of 200,000 common shares, and by incurring exploration costs of not less than US$500,000 on the licences by March 16, 2006.

The Company acquired an additional 19% undivided interest by the issuance of an additional 300,000 common shares by March 16, 2007, and by completing an additional US$300,000 in exploration expenditures by March 16, 2007.  During the three months ended June 30, 2006, the Company completed the balance of the required exploration expenditures and the final option payment was made.  As a result, the Company has earned a 70% interest in the licences.  A joint venture will be formed between the parties and each party will contribute to further expenditures on the licences in accordance with its interest, but if CDC and CDF are unable to fund their 30% share of ongoing costs, the company has agreed to advance funds on their behalf at Libor plus 1%, to be reimbursed out of 80% of their share of the net proceeds from production.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

3.

Investments:

	Number of Shares	Book Value 2006	Book Value 2005
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$30,000
Abitibi Mining Corp.	7,000	210	210
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
		31,704	31,704
Non-public companies:
Terra Gaia Inc.	100,000	1	1
LMC Management Services Ltd.	1	1	1
		$31,706	$31,706

The quoted market value of the above listed publicly traded securities as at September 30, 2006, was $30,233 (March 31, 2006 - $36,686).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

4.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

	Number of shares	Amount

Balance, March 31, 2006	34,766,276	$ 18,530,383
Shares issued for mineral properties and other
Goldsmith Claims	50,000	29,000
Lucky Jack Claims	50,000	27,500
Casierra Diamond Licences	300,000	99,000
Trout Claim Group	16,667	8,667
Contributed surplus recognized on option exercise	--	73,753
Shares issued for cash
Private placement of common shares	3,000,000	1,605,800
Warrants exercised	65,500	29,475
Stock options exercised	516,900	115,920
Balance, September 30, 2006	38,765,343	$ 20,519,498

During the six months ended September 30, 2006, the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for net proceeds of $1,800,000.  Each unit is comprised of one common share and one half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one common share until June 1, 2007, at an exercise price of $0.75 per share.  The value attributed to these non-transferable share purchase warrants was $0.12 per warrant.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

4.

Share capital (continued):

Stock options (continued)

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 7,717,488 common shares under the plan.  At September 30, 2006, 3,821,400 stock options have been granted and are outstanding, exercisable for up to five years.  There are 2,367,588 stock options available for exercise under the plan.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The following table summarizes information on stock options outstanding at September 30, 2006:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.15	611,000	0.57 years
$0.30	416,100	3.02 years
$0.54	1,199,300	2.22 years
$0.165	995,000	3.84 years
$0.215	500,000	4.08 years
$0.50	100,000	4.70 years

The fair value of stock options granted during the period is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows: Risk free interest rate – 4.16%; Expected life in years – 3 years; Expected volatility – 90%; and a fair value per option granted of $0.24.

A summary of the changes in stock options for the six months ended September 30, 2006, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2006	4,238,300	$0.30
Granted	100,000	$0.50
Exercised	(516,900)	$0.22
Balance, September 30, 2006	3,821,400	$0.31
Exercisable at September 30, 2006	3,125,150	$0.33

Share purchase warrants

There were 65,500 warrants exercised at a price of $0.45 during the period.  As at September 30, 2006, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,934,500	$0.45	April 18, 2007
1,000,000	$0.40	March 21, 2008
1,500,000	$0.75	June 1, 2007
4,434,500

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

4.

Share capital (continued):

Contributed surplus

	Six months ended September 30, 2006	Year ended March 31, 2006
Contributed surplus, beginning of period	$ 795,881	$ 589,343
Fair value of stock options allocated to shares issued on exercise	(73,753)	(32,428)
Non-cash stock-based compensation	47,322	238,966
Fair value of finder’s warrants and warrants	175,145	--
Contributed surplus, end of period	$ 944,595	$ 795,881

5.

Related party transactions and balances:

	Six months ended September 30,
	2006	2005
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 120,991	$ 80,474
Lang Mining Corporation (b)	30,000	7,500
Kent Avenue Consulting Ltd. (d)	10,000	--
Fred Holcapek (e)	US$30,000	US$29,315

	September 30, 2006	March 31, 2006
Balances receivable from:
Casierra project advances (c)	$ 45,715	$ 16,866
Balances payable to (g):
LMC Management Services Ltd.	10,609	903
Legal fees	--	3,000
Directors	23,341	446,935
	$ 31,950	$ 450,838

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $5,000 (2006 - $2,500) per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, a company incorporated in British Columbia and its wholly-owned subsidiary, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

5.

Related party transactions and balances (continued):

(d)

Fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$10,000 per month for management and geological services in the six months ended September 30, 2006, and US$250 per day for geological services in the year ended March 31, 2006.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

6.

Subsequent event:

Subsequent to September 30, 2006, 10,000 stock options were exercised at $0.165 to provide $1,650 to the treasury.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)
(unaudited – Prepared by Management)

7.

Mineral property acquisition and development costs:

Six months ended September 30, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total September 30, 2006
Acquisition costs
Balance, beginning of period	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred (recovered) during the period	99,000	3,714	91,500	22,000	--	216,214
Balance, end of period	199,241	9,520	466,253	59,024	--	734,038

Exploration and development costs
Incurred during the period
Assays and analysis	--	--	8,457	--	857	9,314
Community relations	22,984	--	--	--	--	22,984
Dredging	139,317	--	--	--	--	139,317
Drilling	--	--	--	--	17,583	17,583
Geological and geophysical	84,320	70,158	26,135	--	63,950	244,563
Site activities	165,232	110	478	13,381	58,784	237,985
Travel and accommodation	122,954	470	9,882	--	19,246	152,552
	534,807	70,738	44,952	13,381	160,420	824,298
Balance, beginning of period	464,940	52,119	170,586	11,311	107,198	806,154
Balance, end of period	999,747	122,857	215,538	24,692	267,618	1,630,452
Total Mineral Property Interests	$ 1,198,988	$ 132,377	$ 681,791	$ 83,716	$ 267,618	$ 2,364,490

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the six months ended September 30, 2006 and 2005

(expressed in Canadian dollars)
(unaudited – Prepared by Management)

7.

Mineral property acquisition and development costs:

Year ended March 31, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2006
Acquisition costs
Balance, beginning of year	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred during the year	20,241	830	88,985	23,256	--	--	133,312
Balance, end of year	100,241	5,806	374,753	37,024	--	--	517,824

Exploration and development costs
Incurred during the year
Assays and analysis	--	--	1,616	--	2,111	4,375	8,102
Drilling	18,172	--	--	--	8,791	1,679	28,642
Geological and geophysical	216,853	(110)	14,220	2,217	42,789	35,253	311,222
Site activities	63,541	224	514	138	40,628	111,302	216,347
Travel and accommodation	58,838	--	1,516	--	18,723	14,243	93,320
	357,404	114	17,866	2,355	113,042	166,852	657,633
Balance, beginning of year	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,042)	(59,655)	(172,697)
Balance, end of year	464,940	52,119	170,586	11,311	--	107,198	806,154
Total Mineral Property Interests	$ 565,181	$ 57,925	$ 545,339	$ 48,335	$ --	$ 107,198	$ 1,323,978